File No. 70-8719

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                    Form U-1/Amendment No. 1
               ___________________________________

                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               ___________________________________

                Mississippi Power & Light Company
                      308 East Pearl Street
                        Jackson, MS 39201

       (Name of company filing this statement and address
                 of principal executive offices)
               ___________________________________

                       Entergy Corporation
     (Name of top registered holding company parent of each
                     applicant or declarant)
               ___________________________________


 Donald E. Meiners                       William J. Regan, Jr.
 President                               Vice President and Treasurer
 Mississippi Power & Light Company       Entergy Services, Inc.
 308 East Pearl Street                   639 Loyola Avenue
 Jackson, MS 39201                       New Orleans, LA 70113



           (Names and addresses of agents for service)
               ___________________________________

     The Commission is also requested to send copies of any communications in connection with this matter to:


  Laurence M. Hamric, Esq.        Thomas J. Igoe, Jr., Esq.
  Denise C. Redmann, Esq.         Kevin Stacey, Esq.
  Entergy Services, Inc.          Reid & Priest LLP
  639 Loyola Avenue               40 West 57th Street
  New Orleans, LA 70113           New York, NY  10019

Item 2.  Fees, Commissions and Expenses.

          The fees, commissions and expenses, other than those of the underwriters, to be incurred in connection with the issuance and sale of Bonds and/or Debentures are not expected to exceed the following:

                                                             Each
                                            Initial       Additional
                                              Sale          Sale


Registration Statement                        $183,000           $--
Application-Declaration                          2,000            --
*Rating Agencies' fees                          25,000        25,000
*Trustees' fees                                  7,000         3,000
*Fees of Company's Counsel:
     Wise Carter Child & Caraway,               20,000        10,000
         Professional Association
     Reid & Priest LLP                          45,000        30,000
*Fees of Entergy Services, Inc.                 30,000        25,000
*Accountants' fees                              18,000        12,000
*Printing and engraving costs                   25,000        20,000
*Miscellaneous expenses (including
  blue-sky expenses)                            25,000        15,000
                                              --------      --------
*Total Expenses                               $380,000      $140,000
                                              ========      ========

___________________
     *Estimated


          The fees, commissions and expenses, other than those of the underwriters, to be incurred in connection with the issuance and sale of the Preferred are not expected to exceed the following:

                                                          Each
                                          Initial      Additional
                                            Sale          Sale

Registration Statement                     $26,000         $    --
*Rating Agencies' fees                      25,000          25,000
*Trustees' fees                              7,000           3,000
*Fees of Company's Counsel:
     Wise Carter Child & Caraway,
     Professional Association               20,000          10,000
     Reid & Priest LLP                      45,000          30,000
*Fees of Entergy Services, Inc.             30,000          25,000
*Accountants' fees                          18,000          12,000
*Printing and engraving costs               25,000          20,000
*Miscellaneous expenses (including
  blue-sky expenses)                        25,000          15,000
                                          --------        --------
*Total Expenses                           $223,000        $140,000
                                          ========        ========
___________________
     *Estimated


          The fees, commissions and expenses, other than those of the underwriters, to be incurred in connection with the issuance and sale of the Entity Interests are not expected to exceed the following:

                                                          Each
                                          Initial      Additional
                                            Sale          Sale

Registration Statement                     $26,000          $  --
*Rating Agencies' fees                      40,000          40,000
*Trustees' fees                             25,000          10,000
*Fees of Company's Counsel:
     Wise Carter Child & Caraway,           35,000          25,000
         Professional Association
     Reid & Priest LLP                      45,000          35,000
*Fees of Entergy Services, Inc.             35,000          25,000
*Accountants' fees                          22,000          16,000
*Printing and engraving costs               40,000          40,000
*Miscellaneous expenses (including
  blue-sky expenses)                        65,000          34,000
                                          --------        --------
*Total Expenses                           $330,000        $225,000
                                          ========        ========
___________________
     *Estimated


          The fees and expenses to be incurred in connection with the issuance and sale of the Tax-Exempt Bonds (including the expenses related to the issuance and pledge of the Collateral Bonds) are estimated not to exceed the following:

                                                            Each
                                          Initial        Additional
                                            Sale            Sale

*Rating Agencies' fees                     $35,000         $35,000
*Trustees' fees                             35,000          35,000
*Fees of Bond Counsel                       60,000          40,000
*Fees of Company's Counsel:
     Wise Carter Child & Caraway,           35,000          25,000
         Professional Association
     Reid & Priest LLP                      40,000          30,000
*Fees of Entergy Services, Inc.             30,000          20,000
*Accountants' fees                          10,000          10,000
*Printing and engraving costs               20,000          20,000
*Miscellaneous expenses (including
  blue-sky expenses)                        25,000          25,000
                                          --------        --------
*Total Expenses                           $290,000        $240,000
                                          ========        ========
___________________
     *Estimated

          The fees, commissions and expenses of the underwriters expected to be incurred with respect to the Bonds, Debentures, Entity Interests, Preferred or Tax-Exempt Bonds will not exceed the lesser of 2% (or in the case of Debentures issued under the Subordinated Debenture Indenture or Entity Interests, 3.25%) of the principal amount of the Bonds, Debentures, Entity Interests, Preferred or Tax-Exempt Bonds, respectively, to be sold or those generally paid at the time of pricing for sales of first mortgage bonds, debentures, subsidiary interests, preferred or tax-exempt bonds, respectively, having the same maturity, issued by companies of comparable credit quality and having similar terms, conditions and features.


Item 6.  Exhibits and Financial Statements.

     (a) Exhibits:

  A-2          Proposed form(s) of additional Supplemental
               Indenture(s) relating to the Bonds.

  A-3          Proposed form(s) of additional Supplemental
               Indenture(s) relating to the Collateral Bonds.

  A-4          Proposed form(s) of Bond.

  A-5          Proposed form(s) of Collateral Bond.

  A-8 Proposed form(s) of Articles of Amendment to Restated Articles of Incorporation, as amended, establishing series of the Preferred.

  A-10 Proposed form(s) of Preferred Certificate relating to fixed dividend rate stock.

  A-11 Proposed form(s) of Preferred Certificate relating to adjustable dividend rate stock.

  A-12         Proposed form(s) of Debenture Indenture.

  A-13         Proposed form(s) of Debenture.

  A-14         Proposed form(s) of Subordinated Debenture
               Indenture.

  A-15         Proposed form(s) of Subordinated Debenture.

  A-16         Proposed form(s) of Entity Subordinated
               Debenture Indenture.

  A-17         Proposed form(s) of Entity Subordinated
               Debenture.

  B-1          Proposed form of letter to prospective
               purchasers relating to proposals for the purchase of Bonds.

  B-2 Proposed form(s) of agreement for sale(s) of Bonds.

  B-3          Proposed form of letter to prospective
               purchasers relating to proposals for the purchase of Preferred.

  B-5          Proposed form(s) of Indenture.

  B-6          Proposed form(s) of Facilities Agreement.

  B-8          Proposed form of letter to prospective
               purchasers relating to proposals for the purchase of Debentures.

  B-9 Proposed form(s) of agreement for sale(s) of Debentures.

  F-1          Opinion(s) of Wise Carter Child & Caraway,
               Professional Association.

  F-2          Opinion(s) of Reid & Priest LLP.

  G            Plan of Financing for the Company and
               Financial Data Schedules.



_________________________

*    Incorporated herein by reference as indicated.

     Section B.  Financial Statements

     Financial Statements of the Company as of September 30, 1995
     (reference is made to Exhibit G hereto).

     Financial Statements of Entergy Corporation and subsidiaries, consolidated, as of September 30, 1995.

     Notes to financial statements of the Company and Entergy Corporation and subsidiaries included in the Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and the Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1995, June 30, 1995 and September 30, 1995 (filed in File No. 0-320 incorporated by reference).

     Except as reflected in the Financial Statements, no material changes not in the ordinary course of business have taken place since September 30, 1995.

     Reference is made to Exhibit G hereto for a statement of (i) the approximate amounts, before and after giving effect to the proposed transactions, of unfunded bondable property of the Company available for the issuance of Bonds and (ii) the proposed accounting treatment of the transactions herein contemplated.

                              SIGNATURE


          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.



                                 MISSISSIPPI POWER & LIGHT COMPANY


                                 By:  /s/ William J. Regan, Jr.
                                 William J. Regan, Jr.
                                 Vice President and
                                 Treasurer



Dated:  November 17, 1995